MDS Announces Quarterly Dividend

Toronto, Canada, December 8, 2005 - MDS Inc. (TSX: MDS; NYSE: MDZ) announced today that the Board of Directors has declared a quarterly dividend of $0.0325 per Common share for the fourth quarter of fiscal year 2005.

The dividend on the Common shares is payable January 3, 2006 to shareholders of record on December 16, 2005.

MDS Inc. has more than 8,800 highly skilled people in 27 countries. We provide a diverse range of superior products and services to increase our customers' speed, precision and productivity in the drug development and disease diagnosis processes. We are a global, values-driven life sciences company, recognized for our reliability and collaborative relationships as we help create better outcomes in the treatment of disease. Find out more at www.mdsinc.com or by calling 1-800-MDS-7222, 24 hours a day.

For further information contact:
Sharon Mathers
Vice-President, Investor Relations
416-675-6777 x 2695
smathers@mdsintl.com